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                            March 12, 2024

       Wenxi He
       Chief Financial Officer
       Metal Sky Star Acquisition Corporation
       132 West 31st Street, 9th Floor
       New York, NY 10001

                                                        Re: Metal Sky Star
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
January 12, 2024
                                                            File No. 001-41344

       Dear Wenxi He:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form CORRESP filed January 12, 2024

       General

   1. We note your response to our prior comments. Please show us, in your response to this letter, how you will
disclose the items requested by each of our prior comments.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wenxi He
Metal Sky Star Acquisition Corporation
March 12, 2024
Page 2

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameWenxi He                               Sincerely,
Comapany NameMetal Sky Star Acquisition Corporation
                                                         Division of
Corporation Finance
March 12, 2024 Page 2                                    Office of Real Estate
& Construction
FirstName LastName